SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                           Schedule 13G


            Under the Securities Exchange Act of 1934
                        (Amendment No. 9)*


                     CNF TRANSPORTATION INC.
            (Formerly Consolidated Freightways, Inc.)
             _______________________________________
                         (Name of Issuer)


                           Common Stock
             _______________________________________
                  (Title of Class of Securities)


                            12612W104
                       (Formerly 209237106)
             _______________________________________
                          (CUSIP Number)


Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))

                        Page 1 of 7 Pages

CUSIP NO. 12612W104            13G       Page 2 of 7 Pages

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    T. ROWE PRICE ASSOCIATES, INC.
    52-0556948

2   Check the Appropriate Box if a Member of a Group*

                                                      (a) ____
    NOT APPLICABLE                                    (b) ____

3   SEC Use Only

    ______________________________

4   Citizenship or Place of Organization

    MARYLAND

Number of     5  Sole Voting Power
    **
Shares           900

Beneficially  6  Shared Voting Power
    **
Owned By Each    4,176,432

Reporting     7  Sole Dispositive Power
    **
Person           900

With          8  Shared Dispositive Power

                 4,176,432

9   Aggregate Amount Beneficially Owned by Each Reporting Person

    4,177,332

10  Check Box if the Aggregate Amount in Row (9) Excludes Certain
    Shares*

    NOT APPLICABLE

11  Percent of Class Represented by Amount in Row 9

    8.2%

12  Type of Reporting Person*

    IA
               *SEE INSTRUCTION BEFORE FILLING OUT!
         **Any shares reported in Items 5 and 6 are also
                       reported in Item 7.

CUSIP NO. 12612W104            13G       Page 3 of 7 Pages

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    T. ROWE PRICE TRUST COMPANY
    58-1673818

2   Check the Appropriate Box if a Member of a Group*
                                                      (a) ____
    NOT APPLICABLE                                    (b) ____

3   SEC Use Only

    ______________________________

4   Citizenship or Place of Organization

    MARYLAND

Number of     5  Sole Voting Power
    **
Shares           NONE

Beneficially  6  Shared Voting Power
    **
Owned By Each    4,176,432

Reporting     7  Sole Dispositive Power
    **
Person           NONE

With          8  Shared Dispositive Power

                 4,176,432

9   Aggregate Amount Beneficially Owned by Each Reporting Person

    4,176,432

10  Check Box if the Aggregate Amount in Row (9) Excludes Certain
    Shares*

    NOT APPLICABLE

11  Percent of Class Represented by Amount in Row 9

    8.2%

12  Type of Reporting Person*

    BK
               *SEE INSTRUCTION BEFORE FILLING OUT!
**The aggregate amount reported on this page is also included in the aggregate amount reported by T. Rowe Price Associates, Inc.
on page 2 of this Schedule 13G.

SCHEDULE 13G
PAGE 4 OF 7

Item 1(a)     Name of Issuer:

    Reference is made to page 1 of this Schedule 13G

Item 1(b)     Address of Issuer's Principal Executive Offices:

    3240 Hillview Avenue, Palo Alto, California 94304

Item 2(a)     Name of Person(s) Filing:

    (1)  T. Rowe Price Associates, Inc. ("Price
         Associates")

    (2)  T. Rowe Price Trust Company, Inc. ("Trust Company")

  X Attached as Exhibit A is a copy of an agreement between the Persons Filing (as specified hereinabove) that this
         Schedule 13G is being filed on behalf of each of them.

Item 2(b)     Address of Principal Business Office:

    100 E. Pratt Street, Baltimore, Maryland 21202

Item 2(c)     Citizenship or Place of Organization:

    (1)  Maryland

    (2)  Maryland

Item 2(d)     Title of Class of Securities:

    Reference is made to page 1 of this Schedule 13G

Item 2(e)     CUSIP Number: 12612W104

Item 3   The person filing this Schedule 13G is an:

  X      Investment Adviser registered under Section 203 of the
         Investment Advisers Act of 1940

  X      Bank as defined in Section 3 (a) (6) of the Securities
         Exchange Act of 1934.

SCHEDULE 13G                                      PAGE  5  of  7

Item 4   Ownership.

    The Trust Company serves as trustee of the Consolidated
    Freightways Thrift and Stock Ownership Trust, which owns 682,379 shares of Series B Cumulative convertible preferred stock ("Preferred") that are the subject of this filing on Schedule 13G.

    Each share of Preferred is convertible into 4.708 shares of Common. Accordingly, upon conversion, the 682,379 shares of Preferred would be equivalent to 3,212,640 shares of Common. Both the Trust Company and
    Price Associates may be deemed to have shared power to direct the disposition of 3,212,640 shares of common, representing 6.4% of the outstanding shares.

    The Preferred is entitled to vote together with the Common as one class. Eash share of Preferred is entitled to the number of votes equal to the number of shares of Common into which the Preferred could be converted, multiplied by l.3. Accordingly, the 682,379 shares of Preferred have voting rights equivalent to 4,176,432 shares of Common. Both the Trust Company and
    Price Associates may be deemed to have shared power to direct the vote with respect to 4,176,432 shares of Common, representing 8.2% of the outstanding shares.

Item 5   Ownership of Five Percent or Less of a Class.

  X      Not Applicable.

         This statement is being filed to report the fact that, as of the date of this report, the reporting person(s) has (have) ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6   Ownership of More than Five Percent on Behalf of  Another Person.

    Pursuant to the terms of the plan documents, certain rights and powers are delegated to the Trust Company and certain actions are taken at the direction of the Pension and Employee Benefits Committee of Consolidated
    Freightways, Inc. In addition, plan participants have the right to direct the Trust Company with respect to voting the stock and participating in tender offers.

    Dividends, income and sale proceeds are employed by the Trust Company in accordance with the terms of the plan documents for the exclusive benefit of the participants and beneficiaries of the plan. First National Bank of Maryland, Baltimore, Maryland has been appointed by the Trust Company to serve as custodian.



SCHEDULE 13G
Page 6 of 7

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    T. Rowe Price Trust Company.

Item 8   Identification and Classification of Members of the Group.

    Not Applicable.

Item 9  Notice of Dissolution of Group.

    Not Applicable.

Item 10 Certification.

    By signing below I (we) certify that, to the best of my
    (our) knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. T. Rowe Price Associates, Inc. hereby declares and affirms that the filing of Schedule 13G shall not be construed as an admission that Price Associates is the beneficial owner of the securities referred to, which beneficial ownership is expressly denied.

                            Signature.

    After reasonable inquiry and to the best of my (our) knowledge and belief, I (we) certify that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 1998         Dated:  February 12, 1998

T. ROWE PRICE TRUST COMPANY,      T. ROWE PRICE ASSOCIATES, INC.
          INC.

By: ______________________        By: ______________________
    Henry H. Hopkins,                 Henry H. Hopkins,
    Vice President                    Managing Director





SCHEDULE 13G
PAGE 7 OF 7

Note: This Schedule 13G, including all exhibits, must be filed with the Securities and Exchange Commission, and a copy hereof must be sent to the issuer by registered or certified mail and to the principal national securities exchange on which the security is listed not later than February 14th following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.

12/31/97
                                                 EXHIBIT A


                            AGREEMENT

                   JOINT FILING OF SCHEDULE 13G


    T. Rowe Price Associates, Inc. (an investment adviser registered under the Investment Advisers Act of 1940) and T. Rowe Price Trust Company, Inc., a Maryland limited chartered bank company, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

    It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

    It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.


Dated:  February 12, 1998         Dated:  February 12, 1998


T. ROWE PRICE TRUST COMPANY,      T. ROWE PRICE ASSOCIATES, INC.
          INC.

By: ______________________        By: ______________________
    Henry H. Hopkins,                 Henry H. Hopkins,
    Vice President                    Managing Director